June 10, 2009

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3030

Attn: Ms. Kristin Lochhead

Re:	FEI Company
Form 10-K for the year ended December 31, 2008
Filed February 20, 2009
File No. 000-22780

Ladies and Gentlemen:

This letter is submitted on behalf of FEI Company (“FEI”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to FEI’s Form 10-K for the year ended December 31, 2008, (File No. 000-22780) filed under the Securities Exchange Act of 1934 (“the Filing”), as set forth in your letter to Raymond A. Link dated May 27, 2009.

For reference purposes, the text of each comment contained in the Staff’s letter has been reproduced herein in italics type, followed by FEI’s response. The parts of the responses in bold text represent new disclosure added related to your comments.

FEI acknowledges that, as described in the responses below, it will address the comments contained in the Staff’s letter in our future filings with the Commission, as applicable. FEI has attempted to explain how it intends to comply with the Staff’s comments in such detail sufficient for the Staff to understand the proposed revisions. To the extent practicable, FEI also has included the text of the intended new disclosures.

June 10, 2009

Form 10-K for the fiscal year ended December 31, 2008

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Net Sales by Segment, page 31

1.	We reference the discussion of the increases in sales for the Research and Industry and Life Sciences segments due to “increased shipments of our TEM products.” In future filings please provide a more descriptive analysis of the underlying reasons for the increase in shipments of TEM products for each segment. For example, if the volume of TEM units has increased, you could describe why the demand for such units has increased for the respective segment. For guidance please refer to Release No. 33-8350-Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

RESPONSE: FEI respectfully acknowledges your comment and, in future filings, will expand our discussion of net sales by segment to provide a more descriptive analysis of the underlying reasons for the fluctuations within net sales, including the increase in shipments of TEM products for each segment. We have included an example of this discussion as outlined below:

“Life Sciences-The $18.9 million, or 36.5% increase in Life Sciences sales in 2008 compared to 2007 was primarily due to improvements in product mix as well as an overall increase in the number of TEM systems shipped. Increase in the volume of our high-end TEM systems sales are primarily driven by a growth in world-wide funding of Life Sciences research and a greater acceptance of our TEM systems by these customers due to our industry leadership in 3-D tomography and automation. Currency fluctuations during 2008 also increased net sales $2.8 million, as in general, the decline in the U.S. Dollar against the Euro results in an increase in net sales.”

Restructuring, Reorganization, Relocation, and Severance, page 35

2.	Please tell us and disclose in future filings, consistent with SAB Topic 5.P.4, a quantification of the expected effects of future earnings and cash flows resulting from the exit plan, along with the initial period in which you expect to realize those effects.

RESPONSE: FEI respectfully acknowledges your comment, and in future filings, will expand our discussion within our restructuring section of Management’s Discussion and Analysis – Restructuring, Reorganization, Relocation and Severance to include disclosure of the expected effects of future earnings and cash flows resulting from the

June 10, 2009

exit plan, along with the initial period in which we expect to realize those effects. We have included an example of this discussion that would be included in our second quarter Form 10-Q below:

“The $0.8 million of restructuring, reorganization, relocation, and severance expense in the second quarter of 2009 related to our April 2008 restructuring plan. We expect to incur additional charges ranging from approximately $2.5 to $3.0 million related to the implementation of the plan in 2009, for total charges of $6.8 million to $7.3 million. We expect some portion of these expenses will fall within SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” Some of these expenses, however, may not fall within the specific requirements of SFAS No. 146. We are undertaking this restructuring with the aim of improving the efficiency of our operations, reducing headcount by approximately 3.5% (which was accomplished in 2008) and improving the currency balance in our supply chain so that more of our costs are denominated in dollar or dollar-linked currencies. These actions are expected to reduce operating expenses, improve factory utilization and help offset the effect of a weakened dollar on our cost of goods sold. We anticipate that these actions will reduce annualized manufacturing costs and operating expenses, and increase cash flow by approximately $6.0 million in 2009 and $12.0 million annually thereafter as a result of actions commenced under the April 2008 restructuring plan. In 2009, a portion of these expense reductions were realized in the first quarter of fiscal 2009 with the majority of the benefit anticipated to be realized throughout the remaining quarters of 2009.”

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page 58

Inventories, page 60

3.	You disclose that service inventories that exceed estimated requirements for the next 12 months based on recent usage are classified as other long-term assets. We also see that long-term inventories are a significant component of your total inventories. To help us better understand how you have accounted for long-term inventories, please respond to the following:

•	Describe and quantify the significant components of the long-term inventory.

•	Describe the aging of the long-term inventory and the expected timing of usage.

•	Describe to us in reasonable detail how you estimate the current and non-current portion of your inventories.

•

You indicate that you provided inventory “reserve” for excess and obsolete inventories. Please tell us how your accounting and disclosure considers the guidance from SAB Topic 5-BB. Under that guidance, inventory impairment charges are cost adjustments.

June 10, 2009

•

Tell us how you assess long-term inventories for impairment. In that regard you disclose that you utilize a “higher percentage of reserve against the recorded balance” of long-term inventories. Please tell us how you estimate this “percentage” and how your method is appropriate in GAAP.

RESPONSE: FEI respectfully advises the Staff that our non-current inventories consist primarily of repairable spare parts used in our service business of approximately $28.2 million at December 31, 2008. Our non-current inventories also consist of $12.9 million of consumable inventory parts, as well as $0.7 million related to gallium, a rare element that is critical to the core operations of our focused-ion beam systems, that will be used over the next several years.

The service business has historically been a profitable business segment, accounting for over $30 million in our gross margin dollars annually during the last 3 fiscal years. We currently have an install base of over 8,000 systems world-wide of which approximately 2,000 are under service contracts and approximately 5,000 are serviced on a “time and materials” billing basis. We generally will provide service support on a system for seven years after the last production model is sold, however many of our systems have remained operational for periods far exceeding the seven year service life.

In order to support our world-wide service business and to be able to react quickly to service requests, we maintain spare part stocks in various locations around the world and for certain customers at their locations. We carry our service spare parts inventory at cost. Our service spare parts inventory generally falls into two categories, consumable or repairable.

We believe our classification of service inventory is consistent with the guidance outlined in paragraph 4 and 5 of Accounting Research Bulletin No. 43, chapter 3A, Working Capital – Current Assets and Current Liabilities. Additionally, we have concluded that our costing practices as described below are consistent with paragraph 4 of ARB 43 Chapter 4, which states the primary objective of accounting for inventories is the proper determination of income through the process of matching appropriate costs against revenues. Additionally, ARB 43, Chapter 4, paragraph 8 states that “in accounting for inventories, a loss should be recognized whenever the utility of goods is impaired by damage, deterioration, obsolescence, changes in price levels, or other causes.”

Consumable service spare parts are components of the system that have to be replaced on a regular basis. These parts are not repairable and are discarded once they are removed from the system during a service call. Our stock of consumable spare parts turns relatively quickly, are generally classified as current inventory on the balance sheet, and comprise approximately 25% of our service inventory. We estimate our current consumable service inventory based on past usage. Amounts not expected to be used in the next 12 months but which are necessary to support our installed based over the remaining service lives of our systems are classified as non-current. Consumables are charged to cost of goods sold when issued during the service call.

June 10, 2009

The remainder of our service spare parts inventory is related to replacement parts that can be repaired and reused in our service business. During a service call, any parts requiring repair are removed from the system and exchanged for a functional spare part from our inventory. The returned part is then repaired and placed back into our spare part pool. Repair costs are expensed as incurred. Given these repairable spare parts are reused multiple times and provide benefit to the service business for a much longer period than a twelve month time horizon, we classify them as non-current inventory on the balance sheet and recognize the expense over the life of the inventory as discussed in further detail below.

In order to reflect the declining utility of the repairable spare parts in our service business we calculate and record adjustments on a quarterly basis, which are charged to cost of goods sold and offset against our gross inventory balances. Over the seven year period, we ratably increase this reserve with the end result of a net asset carrying value of zero at the end of the service life. The recovery of the cost to maintain our repairable spare parts inventory is built into the pricing of our service business and therefore is recovered through the service revenue earned over the service life.

We view these valuation adjustments as a reduction in the cost basis of our repairable inventory which is consistent with the guidance of SAB Topic 5-BB as this reserve methodology is a way to approximate adjusted cost within our inventory system, which operates using standard costs. These reserves are not released unless the related inventory is written-off.

Additionally, in the event a system or system group is retired from service prior to its scheduled service life end date (for example, all known systems of a system group in our install base are no longer operational), we expense in cost of goods sold the net carrying value of any related spare part inventory recorded on the balance sheet in the period the retirement is identified.

We also estimate a reserve for potential scrapping of repairable parts in the repair loop that upon evaluation are not repairable. This reserve is based on our historical scrapping activity of repairable spare parts. The total reserve as of December 31, 2008 was approximately $0.9 million.

Critical Accounting Policies

Inventory, page 43

4.	As a related matter, we refer to the Critical Accounting Policy disclosure about inventories appearing on page 43. In future filings, please expand to further clarify the components of and accounting for long-term inventories. In that regard please:

•	Provide disclosure about the components of the long-term inventories. That is, clarify the nature and significant components of the service

June 10, 2009

inventories and clarify whether any other inventories are considered long-term.

•	Please provide reasonably specific disclosure about how you estimate the current and non-current portions of inventory, including reasonably specific disclosure about how you estimate future usage.

•	You indicate that you maintain a substantial supply of parts for repairs and field service. Please clarify the extent to which the long-term inventory is held for this purpose.

•	Clarify the expected timing and pattern of usage of the long-term inventories, and the basis for your determinations.

•

Further clarify how you evaluate long-term inventories for impairment. You indicate that you apply a percentage against the carrying amount. Please clarify how you estimate that percentage and how that percentage considers the specific recoverability of the individual components of the long-term inventories. Please describe the subjectivity and potential variability of your estimates.

RESPONSE: FEI respectfully acknowledges your comment, and in future filings, will expand our disclosures related to inventories within the Critical Accounting Policies and Use of Estimates discussion in such filings to provide clarification on the components of long-term inventories, the method for estimating current versus non-current inventories, the extent to which non-current inventories are held for use in repairs and field service, the expected timing and pattern of usage of the long-term inventories, and the methods we use to evaluate long-term inventories for impairment. We have included an example of this discussion as outlined below:

“Inventory is stated at the lower of cost or market, with cost determined by standard cost methods, which approximate the first-in, first-out method. Inventory costs include material, labor and manufacturing overhead.

Manufacturing inventory is reviewed for obsolescence and excess quantities on a quarterly basis, based on estimated future use of quantities on hand, which is determined based on past usage, planned changes to products and known trends in markets and technology. Changes in support plans or technology could have a significant impact on obsolescence.

Service spare parts inventory consists of both consumable and repairable spare parts.

Consumable service spare parts are used within our service business to replace worn or damaged parts in a system during a service call and are generally classified in current inventory as our stock of this inventory turns relatively quickly. However, if there has been no recent usage for a consumable service spare part but the part is still necessary to support systems under service contracts, the part is considered to be non-current and included within non-current inventories within

June 10, 2009

our consolidated balance sheet. Consumables are charged to cost of goods sold when issued during the service call.

We also maintain a substantial supply of repairable and reusable spare parts for possible use in future repairs and customer field service of our install base. We have classified this inventory as a long-term asset given these parts can be repaired and reused in the service business over many years. As these service parts age over the related system’s post-production service life, we ratably reduce the net carrying value of our repairable spare part inventory on the consolidated balance sheet recognizing the declining utility of these parts. The post-production service life of our systems is generally seven years and at the end of seven years the carrying value for these parts in our consolidated balance sheet is reduced to zero.

Provision for manufacturing inventory valuation adjustments totaled $1.7 million in 2008, $1.0 million in 2007 and were insignificant in 2006. Provision for service spare parts inventory valuation adjustments totaled $4.3 million, $4.0 million and $4.2 million, respectively, in 2008, 2007 and 2006.”

Other matters

On behalf of FEI, I acknowledge that FEI is responsible for the adequacy and accuracy of the disclosures in the Filing; that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and that FEI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. Please contact me at (503) 726-7772 with any further comments or questions you may have. FEI respectfully requests that the Staff confirm that it has no additional requests or comments on the Filing when the Staff’s review is complete.

Sincerely,

/s/ Raymond A. Link
Raymond A. Link
Executive Vice President and Chief Financial Officer

cc:	Brad Thies
Stephen Loughlin
David Dugan
Ronald Graybeal
Tony Jeffries